UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Inspired Builders, Inc.
(Name of Issuer)

Common Stock $0.001 par value
(Title of Class of Securities)

45780A 108
(CUSIP Number)

A.J. Cervantes
Trilogy Capital Partners, Inc.
590 Madison Avenue, Suite 2127
New York, NY 10022
(212) 521-4406

with a copy to:

Alan B. Spatz
c/o Troy & Gould PC
1801Century Park East, 16th Floor
Los Angeles, CA 90067
(310) 789-1231
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45780A 108

1.	Name of Reporting Person TRIG Special Purpose 1, LLC I.R.S. Identification No. of above person (entities only) 45-3621443
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 10,000,000 shares
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 10,000,000 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 90.7%
14.	Type of Reporting Person OO

CUSIP NO. 45780A 108
1.	Name of Reporting Person Trilogy Capital Partners, Inc. I.R.S. Identification No. of above person (entities only) 41-203 3354
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 10,000,000 shares
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 10,000,000 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 90.7%
14.	Type of Reporting Person CO

CUSIP NO. 45780A 108
1.	Name of Reporting Person A.J. Cervantes I.R.S. Identification No. of above person (entities only) Not required to be disclosed
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 10,000,000 shares
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 10,000,000 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 90.7%
14.	Type of Reporting Person IN

CUSIP NO. 45780A 108
1.	Name of Reporting Person Racada Corporation I.R.S. Identification No. of above person (entities only) 95-3428718
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 10,000,000 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 10,000,000 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 90.7%
14.	Type of Reporting Person CO

CUSIP NO. 45780A 108
1.	Name of Reporting Person Robert Rein I.R.S. Identification No. of above person (entities only) Not required to be disclosed
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 10,000,000 shares
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 10,000,000 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 90.7%
14.	Type of Reporting Person IN

CUSIP NO. 45780A 108
1.	Name of Reporting Person Grandview Consultants, Inc. I.R.S. Identification No. of above person (entities only) 20-4797715
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 10,000,000 shares
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 10,000,000 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 90.7%
14.	Type of Reporting Person CO

CUSIP NO. 45780A 108

1.	Name of Reporting Person Peter Goldstein I.R.S. Identification No. of above person (entities only) Not required to be disclosed
2.	Check the Appropriate Box if a Member of a Group. (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 10,000,000 shares
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 10,000,000 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 90.7%
14.	Type of Reporting Person IN

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share, of Inspired Builders, Inc., a Nevada corporation (the “Company”), the principal executive offices of which are located at 288 North Street, Georgetown, MA 01833.

Item 2. Identity and Background

(a)           Names

This Schedule 13D is filed by the following persons (collectively referred to herein as the “Reporting Persons” and individually as a “Reporting Person”):

1.           TRIG Special Purpose 1, LLC (“TSP1”), a Nevada limited liability company;

2.           Trilogy Capital Partners, Inc. (“Trilogy”), a California corporation;

3.           A.J. Cervantes (“Cervantes”);

4.           Racada Corporation (“Racada”), a California corporation;

5.           Robert Rein (“Rein”);

6.           Grandview Consulting, Inc. (“Grandview”), a Florida corporation; and

7.           Peter Goldstein (“Goldstein”).

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.  The Reporting Persons have entered into a Joint Filing Agreement dated as of October 21, 2011, a copy of which is filed as Exhibit 99.1 to this Schedule 13D, pursuant to which they have agreed to jointly file this Schedule 13D and all amendments hereto.

Trilogy and Grandview each own 50% of the membership interests of TSP1, and therefore share voting and dispositive powers with respect to the shares of common stock of the Company owned of record by TSP1.

Cervantes and Racada each own 50% of the capital stock of Trilogy, and Rein owns 100% of the capital stock of Racada, and therefore each may be deemed to share voting and dispositive power with respect to the shares of common stock of the Company owned of record by TSP1.

Goldstein owns 100% of the capital stock of Grandview, and therefore may be deemed to share voting and dispositive power with respect to the shares of common stock of the Company owned by TSP1.

(b)           Addresses

The principal business address of each Reporting Person is as follows:

TSP1, Trilogy and Cervantes  -- 590 Madison Avenue, Suite 2127, New York, NY 10022

Racada and Rein --10866 Wilshire Blvd., Suite 400, Los Angeles, CA 90024

Grandview and Goldstein -- 300 S. Pine Island Road, #305, Fort Lauderdale, FL 33324

(c)           Principal Business and Occupation

TSP1 was formed to acquire control of the Company.

The principal business of Trilogy is financial services.

The principal business of Cervantes is financial services.

The principal business of Racada is investments and leasing.

The principal business of Rein is practicing law.

The principal business of Grandview is business advisory and consulting services.

The principal business of Goldstein is business advisory, consulting and financial services.

 (d) and (e)           Convictions or Proceedings

During the last five years, no Reporting Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship

Cervantes, Rein and Goldstein are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

TSP1 intends to raise the funds to purchase the shares of the Company through the sale of notes to a limited number of accredited investors who have not been identified as of this date.

Item 4.  Purpose of the Transaction

TSP1 is acquiring the shares of the Company to acquire control of the Company.  TSP1 plans to cause the Company to acquire an operating company in a sector that lends itself to aggregation pursuant to a roll-up business model.  As part of the acquisition of control, the current director and executive officer of the Company has agreed to resign, and a new board of directors and chief executive officer will be appointed.

Item 5.  Interest in Securities of the Issuer

Each of the Reporting Persons beneficially owns 10,000,000 shares of the common stock of the Company as a result of the right of TSP1 to acquire such shares pursuant to that certain binding letter of intent (the “LOI”) dated October 13, 2011 by and among the Company, Brendan Powderly, the principal shareholder of the Company, and TSP1.

The Reporting Persons share voting and dispositive powers with respect to such shares.  The 10,000,000 shares would represent 90.7% of the outstanding common stock upon acquisition pursuant to the LOI.

Except for entering into the LOI, no Reporting Person has effected any transactions in common stock of the Company during the sixty days prior to the date of this Schedule 13D, and no such person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock owned by the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The LOI provides that, on the terms and subject to the conditions set forth in the LOI, TSP1 will purchase from the Company, and the Company will issue and sell to TSP1, 10,000,000 shares of the common stock of the Company for $340,000.

Item 7.  Material to be Filed as Exhibits

The following documents are included as exhibits to this Schedule 13D:

99.1	Joint Filing Agreement dated October 21, 2011 among TSP1, Trilogy, Cervantes, Racada, Rein, Grandview and Goldstein

99.2	Letter of Intent dated October 13, 2011, among TSP1, the Company and Brendan Powderly

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

October 21, 2011	TRIG SPECIAL PURPOSE 1, LLC By: Trilogy Capital Partners, Inc., Managing Member

	By:	/s/ A. J. Cervantes
A. J. Cervantes, President

October 21, 2011	TRILOGY CAPITAL PARTNERS, INC.

	By:	/s/ A. J. Cervantes
A. J. Cervantes, President

October 21, 2011	/s/ A. J. Cervantes
A. J. Cervantes,

October 21, 2011	RACADA CORPORATION

	By:	/s/ Robert Rein
Robert Rein, President

October 21, 2011	/s/ Robert Rein
Robert Rein

October 21, 2011	GRANDVIEW CONSULTANTS, INC.

	By:	/s/ Peter Goldstein
Peter Goldstein, President

October 21, 2011	/s/ Peter Goldstein
Peter Goldstein

Joint Filing Agreement

The undersigned hereby agree as follows:

1.           Each of the undersigned is individually eligible to use the Schedule 13D to which this exhibit is attached; the Schedule 13D is filed on behalf of each of the undersigned; and all subsequent amendments to the Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements; and

2.           Each of them is responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe that such information is inaccurate.

October 21, 2011	TRIG SPECIAL PURPOSE 1, LLC By: Trilogy Capital Partners, Inc., Managing Member

	By:	/s/ A. J. Cervantes
A. J. Cervantes, President

October 21, 2011	TRILOGY CAPITAL PARTNERS, INC.

	By:	/s/ A. J. Cervantes
A. J. Cervantes, President

October 21, 2011	/s/ A. J. Cervantes
A. J. Cervantes,

October 21, 2011	RACADA CORPORATION

	By:	/s/ Robert Rein
Robert Rein, President

October 21, 2011	/s/ Robert Rein
Robert Rein

October 21, 2011	GRANDVIEW CONSULTANTS, INC.

	By:	/s/ Peter Goldstein
Peter Goldstein, President

October 21, 2011	/s/ Peter Goldstein
Peter Goldstein